Carmelitas Tequileria, Incorporated

Profit and Loss
January - December 2020

	TOTAL
Income	
400 Sales-Food	1,691,930.76
401 Sales Beverage	38,652.83
402 Sales--Beer	69,231.28
403 Sales--Liquor	572,042.31
404 Sales--Banquet	431.00
405 Sales--Wine	35,400.84
406 Comp Meals	-19,185.89
409 Void/Returns/Refunds	-13,107.92
410 Refunds	-249.34
412 SALES-CATERING	12,257.84
Total Income	**$2,387,403.71**
Cost of Goods Sold	
450 Food	127,601.36
450.1 Food-Dairy	26,347.43
450.10 Food- Dressings & Sauces	224.05
450.11 Food -Dessert	1,543.86
450.2 Food-Meats	139,923.61
450.3 Food-Poultry	793.66
450.4 Food-Canned and Dry	6,397.09
450.5 Food - Vegetables/Fruit	77,724.11
450.6 Food- Sea Food	67,825.55
450.7 Food -Spices	2,350.31
450.8 Food-Tortillas	24,296.13
450.9 Food-Dry food	18,229.48
Total 450 Food	**493,256.64**
451 Beverage	8,132.78
452 Wine	7,811.67
453 Liquor	92,380.06
454 Beer	23,011.20
458 Non- Alcoholic Drink Mix	10.88
Total Cost of Goods Sold	**$624,603.23**
GROSS PROFIT	**$1,762,800.48**
Expenses	
500 Administrative & General Expenses	
500.4 Miscellaneous	348.72
500.5 Postage and Delivery	614.62
500.6 Printing and Ofiice Supplies	7,136.69

	TOTAL
500.7 Professional Fees	17,747.14
500.7.1 Legal Fees	5,335.00
500.7.3 Payroll Services	1,028.37
Total 500.7 Professional Fees	**24,110.51**
500.8 Telephone/Fax	3,118.32
500.9 Internet Fees	10,242.35
Total 500 Administrative & General Expenses	**45,571.21**
501 Credit Card Processing Fees	66,080.58
502 Payroll	
502.1 Employee Wages	536,904.16
502.2 Payroll-Management	53,112.73
502.3 Payroll Taxes	139,793.36
Total 502 Payroll	**729,810.25**
502.5 Other- Taxes,Fees and Surcharges	1,212.50
503 Direct Operating Expenses	
503.1 Paper Supplies	41,873.26
503.3 Laundry	20,000.78
503.4 Cleaning Supplies	6,974.96
503.5 Uniforms	146.44
503.6 Kitchenwares	2,380.19
503.7 Pest Contol	1,236.96
503.8 Servicewares	5,398.90
Total 503 Direct Operating Expenses	**78,011.49**
505 Outdoor Dining Supplies	12,903.71
506 Bank Service Charges	1,549.32
507 Insurance	
507.1 Insurance-Workers Comp	4,302.60
507.2 Insurance-Liability	7,593.11
507.3 Insurance-Car	3,433.47
507.4 Insurance Group Health	5,428.09
507.5 Liquor Liability Insurance	2,741.84
Total 507 Insurance	**23,499.11**
508 Marketing	3,502.17
508.1 Advertising Expense--UBER EATS	3,409.15
508.1.1 Advertising Expense- Grubhub	2,715.70
Total 508.1 Advertising Expense--UBER EATS	**6,124.85**
508.3 Promotionals	0.00
Total 508 Marketing	**9,627.02**
509 Decorations	439.20
510 Business Credit Card Finance Charge	1,073.20

Carmelitas Tequileria, Incorporated

Profit and Loss
January - December 2020

	TOTAL
514 Repairs & Maintanance	68,126.80
514.3 Knife Sharpening	1,483.90
Total 514 Repairs & Maintanance	**69,610.70**
515 Licenses/Permits	3,152.00
517 Utilities	
517.1 Electricty	6,431.12
517.1-2 Corp. Office -Electricity	549.51
517.2 Gas	10,325.24
517.2-3 Corp. Office - Gas	45.30
517.4 Water	3,414.66
Total 517 Utilities	**20,765.83**
521 Equipment Rental	1,562.74
522 Car & Truck Expenses	1,299.35
522.1 PARKING	18.75
522.2 CAR- GAS	3,226.63
Total 522 Car & Truck Expenses	**4,544.73**
523 Travel	292.78
524 Meals & Entertainment	391.82
526.2 Music Subscripcion expense	4,802.80
527.1 Gifts Card processing	127.75
530 Kitchen Supplies	2,460.56
531 Equipment/Unsecured Taxes	1,281.37
533 Small Equipment	5,042.65
534 Rent	161,022.96
534.1 Office Rent	10,000.00
534.2 Storage Rent	4,281.72
534.4 Rent or Lease of Buildings	13,501.46
534.5 Office Rent-Silvia Heredia	20,000.00
Total 534 Rent	**208,806.14**
536 Software Technical Support	8,528.03
537 Bar Supplies	469.47
538 Dues and Subscriptions	425.19
541 Office Equip. Small	1,679.27
547 Cash Over/Short	-5,450.74
560 Security	1,523.11
563 Shipping, Freight & Delivery	175.00
563.1 Delivery Commission- Grubhub	2,413.55
Total 563 Shipping, Freight & Delivery	**2,588.55**
595 Amortization Expense	7,271.00
699 Depreciation Expense	25,115.00
700 Interest Expense	6,624.48

Carmelitas Tequileria, Incorporated

Profit and Loss
January - December 2020

	TOTAL
800 Online Orders- Service Fees	124.07
Office/General Administrative Expenses	1,114.84
Unapplied Cash Bill Payment Expense	-1,587.50
Total Expenses	**$1,341,044.23**
NET OPERATING INCOME	**$421,756.25**
Other Expenses	
710 State Income Tax	800.00
715 Officer Salaries	498,608.08
Loss on Factoring - Reward Network	25.00
Total Other Expenses	**$499,433.08**
NET OTHER INCOME	**$ -499,433.08**
NET INCOME	**$ -77,676.83**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
100 Petty Cash	4,155.55
103 Cash in Bank-Checking#2634	-34,092.93
104 Cash in Bank-Checking#4765	0.00
109 Cash Clearing	433.38
Total Bank Accounts	**$ -29,504.00**
Other Current Assets	
112 Loan Receivable-Rosalba Heredia	0.00
113 Loan Receivable-Clemente Heredia Sr.	0.00
114 Loan Receivable Heredia Family Partnership	100,563.61
115 Loan to Stockholders	0.00
115.1 Loan receivable Marcos Heredia	252,858.86
115.2 Loan receivable Silvia Heredia	195,206.16
Total 115 Loan to Stockholders	**448,065.02**
116 Loan Receivable-Brissa & Co.	494,289.29
118 Loan Receivable- Carlos E. Ortiz	0.00
119 Loan Receivable -DANIEL OSORIO	0.00
120 Loan Receivable-MSH Enterprises, LLC	1,115,179.29
121 Loan Receivable-Carmelitas San Diego	0.00
122 Loan-receivable Gustavo Cruz	0.00
123 Loanreceivable-Perez Javier	0.00
129 Employee Cash Advances	7,116.52
130 Inventory	12,229.14
149 Cash on Hand/Bank Box	0.00
Loan Receivable-Jose Aguirre	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$2,177,442.87**
Total Current Assets	**$2,147,938.87**
Fixed Assets	
150 Furniture & Fixtures	60,734.81
150.1 Accumulated Depreciation	0.00
Total 150 Furniture & Fixtures	**60,734.81**
151 Office Equipment	18,463.22
151.1 Accumulated Depreciation	0.00
Total 151 Office Equipment	**18,463.22**
152 Restaurant Equipment	182,412.16
152.1 Accumulated Depreciation	0.00
Total 152 Restaurant Equipment	**182,412.16**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2020

	TOTAL
153 Catering Vehicle Dodge RAM-2019	77,514.14
155 Leasehold Improvements	377,459.65
155.1 Accumulated Depreciation	0.00
156 Sign	0.00
158 Accumulated Deprec	-613,121.00
Total Fixed Assets	**$103,462.98**
Other Assets	
111 Loan Receivable-Carmelitas Inc	0.00
111.1 Loan Receivable-Carmelitas Inc-Fair Oaks	98,631.40
111.2 Loan Receivable-Carmelitas Inc-Roseville	0.00
157 Liquor License	15,000.00
157.1 Accumulated Amortization	0.00
Total 157 Liquor License	**15,000.00**
190 Start-up Costs	94,068.24
190.1 Accum. Amorttization	-65,189.88
Total 190 Start-up Costs	**28,878.36**
197 Arce Design Recievable-Legal agreement	98,750.00
198 Security Deposits	8,114.40
Total Other Assets	**$249,374.16**
TOTAL ASSETS	**$2,500,776.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable	32,843.25
Total Accounts Payable	**$32,843.25**
Credit Cards	
201 Credit Card--Amex#1006	628.48
202 Bank of America #6012	0.00
204 Bank of America#5132	7,079.97
Total Credit Cards	**$7,708.45**
Other Current Liabilities	
203 Gift Card	3,527.89
210 Shareholder's Loan	0.00
215 Payroll Clearing	7,270.89
217 Garnishment	0.00
220 Loan Payable-Sta.Margarita	0.00
221 Loan Payable -Carmelitas Inc.	0.00
221.1 Loan Payable-Carmelitas Roseville	122,488.41

Carmelitas Tequileria, Incorporated

Balance Sheet

As of December 31, 2020

	TOTAL
Total 221 Loan Payable -Carmelitas Inc.	**122,488.41**
222 Inter Company Payable-Heredia Family, Ltd	0.00
223 Loan Payable-Henry J. Boisvert	0.00
224 Loan Payable - Omar Garcia Carmona	0.00
225 Loan Payable -Daniel Carrasco	0.00
226 Loan Payable - Rosalba Heredia	9,809.65
228 Loan Payable - Aldo	0.00
229 Loan Payable - Lourdes	0.00
230 Loan Payable - Chris	0.00
231 Loan Payable-Lupe Barajas	0.00
232 Loan Payable--Pedro Boror	0.00
233 Loan Payable--Clemente Sr.	415.33
234 Loan Payable--Chayane Heredia	0.00
235 Loan Payable--Karen Diaz	0.00
236 Loan Payable--Marcos Heredia	0.00
238 Loan Payable-Carmelitas San Diego	18,000.00
239 Loan Payable--Audra Acosta	0.00
248 Sales Tax	10,011.89
249 Payroll Tax Payable	0.00
255 Tips Payable	0.00
Factoring Payable - Reward Network	104,975.98
Total Other Current Liabilities	**$276,500.04**
Total Current Liabilities	**$317,051.74**
Long-Term Liabilities	
237 Loan Payable--American Express	0.00
240 Loan Payable--Tandem Finance Inc.	104,616.24
241 Loan Payable--Pawnee/TandemLeasing	222,042.95
242 Loan Payable--Crestmark Vendor Finance	156,424.03
252 Notes Payable-Financial Pacific	0.00
253 Note Payable - Marlin Business Bank	0.00
254 Note payable - Pawnee Lease	0.00
256 Note Payable-PPP1 Loan	319,800.00
257 VEHICLE LOAN	0.00
257.1 Loan Payable-Wells Fargo	49,952.55
Total 257 VEHICLE LOAN	**49,952.55**
258 Loan Payable Kalamata Capital Group	116,415.00
Total Long-Term Liabilities	**$969,250.77**
Total Liabilities	**$1,286,302.51**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of December 31, 2020

	TOTAL
Equity	
300 Capital Stock	
300.1 Marcos	25,000.00
300.2 Silvia	25,000.00
300.3 Clemente Sr.	25,000.00
300.5 Chayane	0.00
300.7 Rosalba	25,000.00
300.9 Clemente Jr.	0.00
Total 300 Capital Stock	**100,000.00**
30000 Opening Balance Equity {58}	0.00
311 Shareholder's Equity	
311.1 Shareholder Contribution - Marcos	0.00
311.10 Shareholder Contributions - Silvia	0.00
311.11 Shareholder Distributions-Silvia	0.00
311.2 Shareholder Distribution - Marcos	-1,786.42
311.4 Shareholder Distribution - Clemente Sr.	0.00
311.5 Shareholder Contribution - Chayane	0.00
311.8 Shareholder Distribution - Rosalba	0.01
Total 311 Shareholder's Equity	**-1,786.41**
390 Retained Earnings	1,193,936.74
Net Income	-77,676.83
Total Equity	**$1,214,473.50**
TOTAL LIABILITIES AND EQUITY	**$2,500,776.01**

Carmelitas Tequileria, Incorporated

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-77,676.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
114 Loan Receivable Heredia Family Partnership	5,000.00
115.1 Loan to Stockholders:Loan receivable Marcos Heredia	-2,675.19
120 Loan Receivable-MSH Enterprises, LLC	-460,110.86
129 Employee Cash Advances	-7,116.52
158 Accumulated Deprec	25,115.00
200 Accounts Payable	-18,461.98
201 Credit Card--Amex#1006	-1,960.04
204 Bank of America#5132	4,441.67
203 Gift Card	-269.16
210 Shareholder's Loan	0.00
215 Payroll Clearing	7,270.89
217 Garnishment	0.00
221.1 Loan Payable -Carmelitas Inc.:Loan Payable-Carmelitas Roseville	1,000.00
238 Loan Payable-Carmelitas San Diego	5,000.00
239 Loan Payable--Audra Acosta	-3,500.00
248 Sales Tax	-9,506.11
249 Payroll Tax Payable	0.00
255 Tips Payable	525.00
Factoring Payable - Reward Network	-79,345.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-534,592.72**
Net cash provided by operating activities	**$ -612,269.55**
INVESTING ACTIVITIES	
150 Furniture & Fixtures	-26,689.92
152 Restaurant Equipment	-291.90
155 Leasehold Improvements	12,250.00
156 Sign	4,483.92
111.1 Loan Receivable-Carmelitas Inc-Fair Oaks	-400.00
190.1 Start-up Costs:Accum. Amorttization	7,271.00
197 Arce Design Recievable-Legal agreement	-98,750.00
Net cash provided by investing activities	**$ -102,126.90**
FINANCING ACTIVITIES	
237 Loan Payable--American Express	-42,497.60
240 Loan Payable--Tandem Finance Inc.	-21,831.30
241 Loan Payable--Pawnee/TandemLeasing	222,042.95
242 Loan Payable--Crestmark Vendor Finance	156,424.03
256 Note Payable-PPP1 Loan	319,800.00
257.1 VEHICLE LOAN:Loan Payable-Wells Fargo	-10,736.70
258 Loan Payable Kalamata Capital Group	116,415.00
311.2 Shareholder's Equity:Shareholder Distribution - Marcos	-1,786.40
Net cash provided by financing activities	**$737,829.98**

Carmelitas Tequileria, Incorporated

Statement of Cash Flows
January - December 2020

	TOTAL
NET CASH INCREASE FOR PERIOD	**$23,433.53**
Cash at beginning of period	-52,937.53
CASH AT END OF PERIOD	**$ -29,504.00**